Exhibit 21.1

Subsidiaries of Axovant Sciences Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Axovant Sciences, Inc.	Delaware
Axovant Holdings Ltd.	England and Wales
Axovant Sciences GmbH	Switzerland

1